UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	February, 2012

Commission File Number	333-128780

NCL Corporation Ltd.
(Translation of registrant's name into English)

7665 Corporate Center Drive, Miami, Florida 33126
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ⊠     Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ⃞     No ⊠

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ .

On February 13, 2012, NCL Corporation Ltd. issued a press release announcing its financial results for the three months and twelve months ended December 31, 2011.  A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd.
(Registrant)

Date:	February 13, 2012	By:	/s/ Kevin M. Sheehan
Kevin M. Sheehan
President and Chief
Executive Officer

/s/ Wendy A. Beck
Wendy A. Beck
Executive Vice President
and Chief Financial Officer

EXHIBITS

Exhibit	Description of Exhibit

99.1	Press release dated February 13, 2012